SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

                            SUNTRUST BANKS, INC.
                              (Name of Issuer)

                       Common Stock, Par Value $1.00
                       (Title of Class of Securities)

                                 867914103
                               (CUSIP Number)

                             John C. Clark, III
                    Corporate Senior Vice President and
                              General Counsel
                       Crestar Financial Corporation
                            919 East Main Street
                             Richmond, VA 23319
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               July 20, 1998
                       (Date of Event Which Requires
                         Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ( )

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


 CUSIP No. 867914103       13D

 1  NAME OF REPORTING PERSONS
    Crestar Financial Corporation

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #54-0722175

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  ( )
                                                     (b)     ( )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
    WC

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                           ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Virginia

       NUMBER OF          7     SOLE VOTING POWER       21,097,697(1)
         SHARES
      BENEFICIALLY        8     SHARED VOTING POWER         -0-
        OWNED BY
          EACH            9     SOLE DISPOSITIVE POWER   21,097,697(1)
       REPORTING
      PERSON WITH        10     SHARED DISPOSITIVE POWER    -0-


 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    21,097,697(1)

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                 ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.01%(2)

 14 TYPE OF REPORTING PERSON
          CO


 ___________________

 1 Beneficial Ownership of 21,097,697 Shares of Common Stock reported hereunder is so being reported solely as a result of the Option Agreement described in Item 4 hereof. The Option granted pursuant to such Option Agreement has not yet become exercisable. Crestar Financial Corporation expressly disclaims Beneficial Ownership of such shares.

 2 Assumes a total of 234,205,754 shares outstanding, adjusted to reflect the issuance of the full amount of Common Stock pursuant to the Option Agreement.


 ITEM 1.   SECURITY AND ISSUER.

   This statement relates to the Common Stock, par value $1.00 per share ("Common Stock"), of SunTrust Banks, Inc., a Georgia corporation (the "Company"), the principal executive offices of which are located at 303 Peachtree Street, N.E., Atlanta, Georgia 30308.


 ITEM 2.   IDENTITY AND BACKGROUND.

   (a)-(c) and (f). This statement is being filed by Crestar Financial Corporation, a Virginia corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Crestar"). The principal executive offices of Crestar are located at 919 East Main Street, Richmond, Virginia 23261-6665. The principal business of Crestar is to provide, through its banking subsidiaries, comprehensive corporate, commercial and individual banking services, as well as other banking-related financial services and products. The names of the directors and executive officers of Crestar and their respective business addresses and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on
 Schedule I hereto, which Schedule is incorporated herein by reference.
 Each of such persons is a citizen of the United States.

   (d)-(e). Neither Crestar, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar
 misdemeanors).   Neither Crestar nor, to the best of its knowledge, any of
 the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   As more fully described in Item 4, the Company has granted to Crestar an option pursuant to which Crestar has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 21,097,697 shares of Common Stock (subject to adjustment in certain circumstances) at a price per share equal to $87.00 (the "Option"). Certain terms of the Option are summarized in Item 4.

   If the Option were exercisable and Crestar were to exercise the Option on the date hereof, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $1,835,499,639. It is currently anticipated that such funds would be derived from working capital.


  ITEM 4.   PURPOSE OF THE TRANSACTION.

   The Company is seeking to acquire Crestar pursuant to the Merger Agreement (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.


   The Merger Agreement. The Company, SMR Corporation (Va.) ("Sub") and Crestar have entered into an Agreement and Plan of Merger, dated as of July 20, 1998 (the "Merger Agreement"), pursuant to which Sub will merge with and into Crestar (the "Merger"), with Crestar surviving the Merger as a wholly owned subsidiary of the Company (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of common stock, par value $5.00 per share, of Crestar ("Crestar Common Stock") will (subject to certain limited exceptions described below) be converted into the right to receive 0.96 of a share of Common Stock (the "Exchange Ratio").

   If the Company changes (or establishes a record date for changing) the number of shares of Common Stock issued and outstanding as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio will be proportionately adjusted. As of the Effective Time, each share of Common Stock held directly or indirectly by the Company, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled, and no exchange or payment will be made with respect thereto.

   The Merger is subject to various regulatory approvals, the approval of the shareholders of SunTrust and the satisfaction of other terms and conditions set forth in the Merger Agreement, including the approval of the shareholders of the Company of the issuance of Common Stock pursuant to the Merger Agreement.

   As a result of the Merger, the Crestar Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Crestar Common Stock will be eligible for delisting from the New York Stock Exchange, where it has been traded under the symbol "CF". The Company has agreed to cause three members of Crestar's Board of Directors on the date of the Merger Agreement (to be mutually agreed upon by the Company and Crestar) to be elected or appointed as directors of the Company as of the Effective Time. The Company has also agreed to elect Richard G. Tilghman, the current Chief Executive Officer and Chairman of the Board of Crestar, to the Board of Directors of the Company at the Effective Time.

   The Option Agreement. In connection with the Merger Agreement, Crestar and the Company entered into a Stock Option Agreement, dated as of July 20, 1998 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, the Company granted Crestar an option to purchase, subject to adjustments in certain circumstances, up to 21,097,697 fully paid and non-assessable shares of Common Stock (the "Option Shares") at a price per share equal to $87.00 (as may be adjusted from time to time, the "Option Price"). Also in connection with the Merger Agreement, the Company and Crestar entered into a Stock Option Agreement substantially identical to the Option Agreement providing for the grant of an option to the Company to purchase Crestar Common Stock.

   Subject to applicable law and regulatory restrictions, Crestar may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that written notice of such exercise as required by the Option Agreement is provided within 90 days following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

   As defined in the Option Agreement, "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of the Option Agreement:

   (i) The Company or any significant subsidiary, without having received Crestar's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act, and the rules and regulations thereunder) other than Crestar or any of its subsidiaries (each a "Crestar Subsidiary"), or the board of directors of the Company shall have recommended that the shareholders of the Company approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement.
        For purposes of the Option Agreement, "Acquisition Transaction" means (a) a merger, consolidation or share exchange involving the Company or any significant subsidiary of the Company, provided, however, that in no event shall (i) any merger, consolidation or share exchange involving only the Company and one or more of the subsidiaries of the Company (each a "Company Subsidiary"), or involving only any two or more of such Company Subsidiaries, or
        (ii) any merger, consolidation or share exchange (A) in which the Company is the surviving entity, or (B) as to which the shareholders of the Company immediately prior thereto own in the aggregate at least 40% of the common stock of the surviving corporation or its publicly-held parent corporation immediately following the consummation thereof be deemed to be an Acquisition Transaction, (b) a purchase, lease or other acquisition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of the Company;

   (ii) The board of directors of the Company does not recommend that the shareholders of the Company approve the Merger Agreement or publicly withdraws or modifies, or publicly announces its intention to withdraw or modify, in any manner adverse to Crestar, its recommendation that its shareholders approve the Merger Agreement;

  (iii) Any person other than Crestar or any Crestar Subsidiary or any Company Subsidiary acting in a fiduciary capacity shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder);

   (iv) Any person other than Crestar or any Crestar Subsidiary shall have made a bona fide proposal to the Company or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition
        Transaction;

   (v) After a proposal is made by a third party to the Company or its shareholders to engage in an Acquisition Transaction, the Company shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Crestar to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined below);

   (vi) Any person other than Crestar or any Crestar Subsidiary, other than in connection with a transaction to which Crestar has given its prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "FRB") or any other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction;

  (vii) The shareholders of the Company shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Crestar or any Crestar Subsidiary) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction; or

 (viii) Any person other than Crestar or any Crestar Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction.

   As defined in the Option Agreement, "Subsequent Triggering Event" means either of the following events or transactions occurring after the date of the Option Agreement:

   (i) The acquisition by any person, other than Crestar or any Crestar Subsidiary or any Company Subsidiary acting in a fiduciary capacity, of beneficial ownership of 25% or more of the then outstanding Common Stock; or

   (ii) The occurrence of the Initial Triggering Event described in clause
        (i) above, except that the percentage referred to in clause (c) thereof will be 25%.

   As defined in the Option Agreement, "Exercise Termination Event" means each of the following: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof (other than a termination resulting from a willful breach by the Company of a provision of the Merger Agreement) if such termination occurs prior to the occurrence of an Initial Triggering Event; or (iii) the passage of eighteen months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a termination by Crestar resulting from a willful breach by the Company of a provision of the Merger Agreement.

   As provided in the Option Agreement, if Crestar is entitled to and wishes to exercise the Option, it is obligated to send to the Company a written notice (the date of which is herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that if prior notification to or approval of the FRB or any other governmental authority, regulatory or administrative agency or commission, domestic or foreign (a "Governmental Entity"), is required in connection with such purchase, Crestar is obligated to promptly file the required notice or application for approval and expeditiously process the same and the period of time that otherwise would run pursuant to this sentence will run instead from the later of (x) the date on which any required notification periods have expired or been terminated and (y) the date on which such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the Notice Date relating thereto.

   Certain regulatory approvals may be required before an acquisition of Common Stock pursuant to an exercise of the Option could be completed.

   Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Option Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that if a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Crestar, subject to the express provisions of the Option Agreement, may assign in whole or in part its rights and obligations thereunder within 90 days following such Subsequent Triggering Event (or such later period as may be provided pursuant to the Option Agreement).

   In addition, any shares of Common Stock purchased upon the exercise of the Option may be resold by Crestar pursuant to registration rights under the Option Agreement.

   In the event of any change in the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise of the Option will be appropriately adjusted. Whenever the number of shares of Common Stock purchasable upon exercise of the Option shall be adjusted as provided in the Option Agreement, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

   At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the holder or holders of the Option (each, a "Holder"), delivered prior to an Exercise Termination Event (or such later period as provided in the Option Agreement), the Company (or any successor thereto) must repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in the Option Agreement), the Company (or any successor thereto) must repurchase such number of the Option Shares from the Owner as the Owner designates at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

   The term "market/offer price" means the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made after the date of the Option Agreement, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with the Company, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or substantially all of the Company's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Company as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, divided by the number of shares of Common Stock of the Company outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash will be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Company, whose determination will be conclusive and binding on all parties.

   A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions after the date of the Option
 Agreement:

   (i) the acquisition by any person (other than Crestar or any Crestar Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

  (ii) the consummation of any Acquisition Transaction, (except that the percentage referred to in clause (c) of the definition of "Acquisition Transaction" shall be 50% for these purposes).

   If, prior to an Exercise Termination Event, the Company enters into an agreement (i) to consolidate with or merge into any person, other than Crestar or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Crestar or one of its subsidiaries, to merge into the Company and the Company is the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Crestar or one of its subsidiaries, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option, at the election of the Holder, of either (x) the Acquiring Corporation (as defined in the Option Agreement) or (y) any person that controls the Acquiring Corporation.

   Each of the Option Agreement and the Merger Agreement is an exhibit to this Schedule 13D and is incorporated herein by reference. The foregoing summaries of the Merger Agreement and the Stock Option Agreement are not intended to be complete and are qualified in their entirety by reference to such exhibits.

   Except as set forth in this Item 4, the Merger Agreement or the Option Agreement, neither Crestar nor, to the best of Crestar's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


 ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

   (a)-(b) Crestar may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, Crestar may exercise the Option only upon the occurrence of one or more events, none of which has occurred. See Item 4 hereof. If the Option were exercised in full, the Option Shares would represent approximately 9.01% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). Crestar has no right to vote or dispose of the shares of Common Stock subject to the Option unless and until such time as the Option is exercised. If Crestar were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby.

 Except for the foregoing, neither Crestar nor, to the best knowledge of Crestar, any of the persons listed in Schedule I hereto, beneficially owns any shares of Common Stock.

   (c) Neither Crestar nor, to the best knowledge of Crestar, any of the persons listed in Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

   (d) So long as Crestar has not purchased Common Stock subject to the Option, Crestar does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock.

   (e)      Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

   Except as described in Item 4 and Item 5 hereof or as otherwise contemplated by the Merger Agreement, neither Crestar nor, to the best of its knowledge, any of the persons listed on Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

   2.1 Agreement and Plan of Merger, dated as of July 20, 1998, by and among SunTrust Banks, Inc., SMR Corporation (Va.) and Crestar Financial Corporation.

   99.1 Stock Option Agreement, dated as of July 20, 1998, between SunTrust Banks, Inc. and Crestar Financial Corporation.



                                 SIGNATURE


   After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

 Dated:  July 30, 1998

                            CRESTAR FINANCIAL CORPORATION


                            By: /s/ Linda F. Rigsby
                                _________________________
                            Name:  Linda F. Rigsby
                            Title: Senior Vice President,
                                   Deputy General Counsel
                                   and Secretary



                                 SCHEDULE I

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                       CRESTAR FINANCIAL CORPORATION


   The names, business addresses and present principal occupations of the directors and executive officers of Crestar Financial Corporation are set forth below. If no business address is given, the director's or officer's business address is 919 East Main Street, Richmond, Virginia 23261-6665. The business address of each of the directors of Crestar Financial Corporation is also the business address of such director's employer, if any. Directors of Crestar Financial Corporation are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

 NAME             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND ADDRESS

 J. Carter Fox*           Retired Chairman
                          Chesapeake Corporation
                          P.O. Box 2350
                          Richmond, VA  23218

Charles R. Longsworth*    Chairman Emeritus
                          The Colonial Williamsburg Foundation
                          P.O. Box 1776
                          Williamsburg, VA  23187

 Patrick J. Maher*        Chairman
                          Washington Gas Light Company
                          1100 H Street, N.W.
                          Washington, DC 20080

 Frank E. McCarthy*       President
                          National Automobile Dealers Association
                          8400 Westpark Drive
                          McLean, VA 22102

 Adm. Paul D. Miller,     President
   (Ret. USN)*            Litton/Sperry Marine, Inc.
                          1070 Seminole Trail
                          Charlottesville, VA 22901

 G. Gilmer Minor, III*    Chairman, President & Chief Executive Officer
                          Owens & Minor, Inc.
                          P.O. Box 27626
                          Richmond, VA 23261

 Gordon F. Rainey*        Partner
                          Hunton & Williams
                          951 East Byrd Street
                          Richmond, VA 23219

 Dr. Frank S. Royal*      Member & President
                          Frank S. Royal, M.D., P.C.
                          1122 North 25th Street, Suite A
                          Richmond, VA 23233

 Alfred H. Smith, Jr.*    Partner
                          A.H. Smith Associates, L.P.
                          5450 Branchville Road
                          Branchville, MD  20740

 Jeffrey R. Springer*     President & Chief Executive Officer
                          Midlantic Investments, LLC
                          13000 Dulaney Valley Road
                          Glen Arm, MD  21057

 Richard G. Tilghman*     Chairman & Chief Executive Officer
                          Crestar Financial Corporation
                          919 East Main Street
                          Richmond, VA 23219

 Dr. Eugene P. Trani*     President
                          Virginia Commonwealth University
                          910 West Franklin Street
                          Richmond, VA 23284

 L. Dudley Walker*        Chairman
                          Bassett-Walker, Inc.
                          P.O. Box 5423
                          Martinsville, VA  24115

 James M. Wells, III*     President & Chief Operating Officer
                          Crestar Financial Corporation
                          919 East Main Street
                          Richmond, VA  23219

 Robert C. Wilburn*       President
                          The Colonial Williamsburg Foundation
                          124 N. Henry Street
                          Williamsburg, VA  23185

 Karen Hastie Williams*   Partner
                          Crowell & Moring
                          1001 Pennsylvania Avenue, N.W.
                          Washington, DC  20004

 James D. Barr            Group Executive Vice President
                          Controller & Treasurer

 Thomas M. Eckis          Corporate Executive Vice President
                          Corporate Banking Head

 William M. Ginther       Corporate Executive Vice President
                          Technology & Operations

 C. Garland Hagen         Corporate Executive Vice President
                          Corporate Development & Funds
                          Management

 Charles T. Hill          Corporate Executive Vice President
                          Senior Credit Officer

 Richard F. Katchuk       Corporate Executive Vice President
                          Chief Financial Officer

 James J. Kelley          Group Executive Vice President
                          Management Resources

 Craig J. Kelly           Group Executive Vice President
                          Strategic Marketing

 Richard G. Tilghman      Chairman & Chief Executive Officer

 James M. Wells, III      President & Chief Operating Officer



                               EXHIBIT INDEX

 2.1 Agreement and Plan of Merger, dated as of July 20, 1998, by and among SunTrust Banks, Inc., SMR Corporation (Va.) and Crestar Financial Corporation (incorporated by reference to Exhibit 2.1 to Crestar Financial Corporation's Current Report on Form 8-K dated July 22, 1998).

 99.1 Stock Option Agreement, dated as of July 20, 1998, between SunTrust Banks, Inc. and Crestar Financial Corporation (incorporated by reference to Exhibit 99.2 to Crestar Financial Corporation's Current Report on Form 8-K dated July 22, 1998).